Filed by Aetna Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Humana Inc.

(Commission File No.: 001-05975)

The following slides were presented at Aetna's Investor Presentation:

July 3, 2015
Aetna to Acquire Humana

(C) Aetna Inc. 2015 All rights reserved.

Participants

Mark T. Bertolini
Chairman and Chief Executive Officer, Aetna Inc.

Bruce Broussard
President and Chief Executive Officer, Humana Inc.

Karen Rohan
President, Aetna Inc.

Shawn Guertin
EVP and Chief Financial Officer, Aetna Inc.

Aetna + Humana | July 3, 2015

Aetna Inc. 2

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Aetna Inc. ([]Aetna[]) and
 Humana Inc. ([]Humana[]), Aetna and Humana will file relevant materials with the Securities and Exchange Commission (the []SEC[]), including an Aetna registration statement on Form S - 4 that will include a joint proxy statement of Aetna and Humana that also constitutes a prospectus of Aetna, and a definitive joint proxy statement/prospectus will be mailed to stockholders of
 Aetna and Humana. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED
 TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE
 FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE
 BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the
 SEC by Aetna or Humana through the website maintained by the SEC at
 http://www.sec.gov. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna[]s internet website at http://www.Aetna.com or by contacting Aetna[]s Investor Relations Department at 860 - 273 - 8204.
 Copies of the documents filed with the SEC by Humana will be available free of charge on Humana[]s internet website at http://www.Humana.com or by contacting
 Humana[]s Investor Relations Department at 502 - 580 - 3644.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Humana is set forth in its Annual Report on
 Form 10 - K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current
 Report on Form 8 - K, which was filed with the SEC on April 17, 2015.
 Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10 - K for the year ended December 31, 2014
 ([]Aetna[]s Annual Report[]), which was filed with the SEC on February 27,
 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8 - K,
 which were filed with the SEC on May 19, 2015 and May 26, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Aetna + Humana | July 3, 2015

Aetna Inc. 3

Cautionary Statement

This presentation contains forward - looking statements within the meaning of
 Section 27A of the Securities Act of 1933, as amended, and Section 21E of the
 Securities Exchange Act of 1934, as amended. You can generally identify forward
 - looking statements by the use of forward - looking terminology such as
 []anticipate,[] []believe,[] []continue,[] []could,[] []estimate,[] []expect,[]
 []explore,[] []evaluate,[] []intend,[] []may,[] []might,[] []plan,[]
 []potential,[] []predict,[] []project,[] []seek,[] []should,[] or []will,[] or the negative thereof or other variations thereon or comparable terminology.
 These forward- looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna[]s and
 Humana[]s control.

Statements in this document regarding Aetna that are forward - looking, including Aetna[]s projections as to the anticipated benefits of the pending transaction to Aetna, increased membership as a result of the pending transaction, the impact of the pending transaction on Aetna[]s businesses and share of revenues from Gov ernment business, the methods Aetna will use to finance the cash portion of the transaction, the impact of the transaction on
 Aetna[]s operating earnings per share, earnings before interest, taxes, depreciation and amortization ([]EBITDA[]), revenues and parent cash flows, the synergies from the pending transaction, and the closing date for the pending transaction, are based on management[]s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna[]s control. In particular, projected financial information for the combined businesses of Aetna and Humana Inc. is based on management[]s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S - X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Aetna or Humana Inc. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to cond itions that are not anticipated;
 Aetna[]s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna[]s ability to promptly and effectively integrate Humana[]s b usinesses; the diversion of management time on acquisition - related issues; unanticipated increases in medical costs
 (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower - premium products or membership- adverse selection; medical cost increases resulting from unfavorable changes in contracting or re - contracting with providers
 (including as a result of provider consolidation and/or integration); and
 increased pharmacy costs (including in Aetna[]s health insurance exchange products)); the profitability of A etn a[]s public health insurance exchange products, where membership is higher than Aetna projected and may have more adverse health status and/or higher medical benefit utilization than Aetna project ed; uncertainty related to Aetna[]s accruals for health care reform's reinsurance, risk adjustment and risk corridor programs ([]3R[]s[]); the implementation of health care reform legislation, including collection of health care reform fees, assessments and taxes through increased premiums;
 adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/or regulations (including those relating to minimum MLR rebates); the implementation of health insurance exchanges; Aetna[]s ability to offset Medicare Advantage and PDP rate pressur es; and changes in Aetna[]s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will continue to significantly i mpact Aetna[]s business operations and financial results, including Aetna[]s pricing and medical benefit ratios. Key components of the legislation will continue to be phased in through 2018, and
 Aetna will be required to dedicate material resources and incur material expenses during 2015 to implement health care reform. Certain significant parts of the legislation, including aspects of public health insurance exchanges,
 Medicaid expansion, reinsurance, risk corridor and risk adjustment and the implementation of Medicare Advantage and Part D minimum medical loss ratios
 ([]MLRs[]), require further guid ance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of health care reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include: adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna[]s business model, restrict funding for or amend various aspects of health care reform, limit Aetna[]s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA pre - emption of state laws
(increasing Aetna[]s potential litigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); reputational or financial issues arising from;

Aetna + Humana | July 3, 2015 Aetna Inc. 4

Cautionary Statement (Cont[]d)

Aetna[]s social media activities, data security breaches, other cybersecurity risks or other causes; Aetna[]s ability to diversify Aetna[]s sources of revenue and earnings (including by creating a consumer business and expanding
 Aetna[]s foreign operations), transform Aetna[]s business model, develop new products and optimize Aetna[]s business platforms; the success of Aetna[]s
 Healthagen(R) (including Accountable Care Solutions and health information technology) initiatives; adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession and key talent retention, recruitment and development failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to Aetna; failure to adequately implement health care reform; the outcome of various litigation and regulatory matters, including audits, challenges to
 Aetna[]s minimum MLR rebate methodology and/or reports, guaranty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna[]s payment practices with respect to out- of- network providers and/or life insurance policies; Aetna[]s ability to integrate, simplify, and enhance
 Aetna[]s existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna[]s ability to successfully integrate Aetna[]s businesses (including Humana,
 Coventry, bswift LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously;
 Aetna[]s ability to manage health care and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare and Medicaid Services[] star rating bonus payments; Aetna[]s ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; failure by a service provider to meet its obligations to us; Aetna[]s ability to develop and maintain relationships (including collaborative risk- sharing agreements) with providers while taking actions to reduce medical costs and/or expand the services Aetna offers; Aetna[]s ability to demonstrate that Aetna[]s products and processes lead to access to quality affordable care by Aetna[]s members;
 Aetna[]s ability to maintain Aetna[]s relationships with third- party brokers, consultants and agents who sell Aetna[]s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; a downgrade in Aetna[]s financial ratings; and adverse impacts from any failure to raise the U. S. Federal government's debt ceiling or any sustained U. S. Federal government shut down. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna[]s 2014 Annual Report on Form 10 - K ([]Aetna[]s
 2014 Annual Report[]) on file with the Securities and Exchange Commission
 ([]SEC[]). You should also read Aetna[]s 2014 Annual Report and Aetna[]s
 Quarterly Report on Form 10 - Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Aetna[]s historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward -
 looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana. Neither Aetna nor Humana assumes any duty to update or revise forward- looking statements, whether as a result of new information, future events or otherwise, as of any future date.

Aetna + Humana | July 3, 2015 Aetna Inc. 5

Agenda

[] Transaction Summary

[] Strategic Rationale

[] Financial Overview

[] Conclusion

Aetna + Humana | July 3, 2015

Aetna Inc. 6

+ :
Creating a New Healthcare Leader

Note: 2015 Projected Revenue: see notes at end of presentation for additional disclosures on financial metrics. Source: Bloomberg and company projections
The managed care industry continues to be highly competitive with even smaller operators acting as viable competitors in the markets in which they operate
Aetna + Humana | July 3, 2015 Aetna Inc. 7

+ :
Creating a New Healthcare Leader

[] Aetna and Humana are positioned to better serve members in a rapidly changing managed care industry

[] Highly complementary assets, with Humana[]s Medicare focus and Aetna[]s strong Commercial presence [] Well diversified business portfolio [] Improved cost structure enabling the combined company to offer more competitive products to consumers [] Proven track record of successful integration execution and achievement of cost savings

[] Combined platform will drive stable, predictable growth

[] Combined projected 2015E Revenues of $115B  and EBITDA of over $8B

[] 8.7  million Commercial Insured Members and 4.4  million Medicare Advantage
 Members [] Diversified revenue base, with 56% from Government business [] Low
 double-digit   percent Operating EPS accretion projected by 2018 [] Compelling
 synergy potential, with $1.25B   projected in 2018

Note: Membership as of March 31, 2015: Government excludes TRICARE revenues; see notes at end of presentation for additional disclosures on financial metrics.
Aetna + Humana | July 3, 2015 Aetna Inc. 8

Key Transaction Terms

Note: Estimates based on current projections.
(1) Purchase price based on closing Aetna share price on 2 - July - 2015. (2)
 Humana unaffected price as of 28 - May - 2015.
See Notes at end of presentation for additional disclosures on financial metrics

Aetna + Humana | July 3, 2015 Aetna Inc. 9

+ Are the Right Partners

[] After a thorough review of the industry prospects and strategic alternatives, the Aetna and Humana boards concluded the transaction is the best value creation opportunity for our respective shareholders

[] Key considerations included

[] Shareholder value creation potential based on strategic and financial profile of combined company [] Compelling synergy potential of combination[] Execution and integration capabilities of Aetna and potential partners [] Complementary nature of assets, strategic vision, and culture

[] Robust review process conducted

[] Both Aetna and Humana conducted detailed and thorough strategic evaluations of the changing landscape [] Review included input from independent financial and legal advisors [] Independently concluded that this was the preferred strategic partnership [] Unanimous board approval for both Aetna and Humana

Aetna + Humana | July 3, 2015 Aetna Inc. 10

Agenda

[] Transaction Summary

[] Strategic Rationale

[] Financial Overview

[] Conclusion

Aetna + Humana | July 3, 2015

Aetna Inc. 11

Compelling Strategic Combination

[] Improved membership positioning [] Further diversifies portfolio by increasing government exposure [] Enhances consumer capabilities [] Enhances provider engagement efforts [] Compelling synergy potential [] Expands capital and balance sheet strength

Aetna + Humana | July 3, 2015

Aetna Inc. 12

Improved Membership Positioning

Commercial Insured Members (M) Medicare Advantage Members (M)

Source: Company reports As of March 31, 2015
The managed care industry continues to be highly competitive with even smaller operators acting as viable competitors in the markets in which they operate
Aetna + Humana | July 3, 2015 Aetna Inc. 13

Diversified Revenue Base

2015E Revenue: 2015E Revenue: 2015E Combined $61 billion $54 billion Revenue:
 $115 billion

Commercial Risk Medicare Medicaid ASC and Other

Source: Aetna and Humana internal projections. Note: See notes at end of presentation for additional disclosures on financial metrics.
Aetna + Humana | July 3, 2015 Aetna Inc. 14

A Leading Government Platform

Medicare Advantage Medicare PDP Medicaid Members

Membership figures as of March 31, 2015
Aetna + Humana | July 3, 2015 Aetna Inc. 15

A Leading Commercial Platform

Commercial Insured Commercial ASC Public Exchange Members Members* Members

Membership figures as of March 31, 2015 *Excludes Humana[]s TRICARE members
Aetna + Humana | July 3, 2015 Aetna Inc. 16

Enhanced Geographic Profile

[] Adds 9.8  million medical members and 4.4  million PDP members

[] Increases medical membership in four of Aetna[]s top 10 states

[] Improves Aetna[]s position in many other geographies

Top 10 Aetna Medical Membership States Top 10 Humana Medical Membership Sates

Aetna and Humana Top 10 Medical Membership States

Membership figures as of March 31, 2015
Aetna + Humana | July 3, 2015 Aetna Inc. 17

Aetna + Humana Provider Capabilities

Our combined provider capabilities enhance the ability to manage care and relationships with providers

Note: Illustrative capabilities shown, not all inclusive. Humana capabilities shown are organized under the Transcend and Transcend Insights brands

Aetna + Humana | July 3, 2015 Aetna Inc. 18

Aetna + Humana Consumer Capabilities

The combined platform enhances the ability to offer consumers clinical engagement and consumer experience capabilities

Note: Illustrative capabilities shown above, not all inclusive.
Aetna + Humana | July 3, 2015 Aetna Inc. 19

PBM Optionality

[] Over 600M prescriptions in 2015E

[] 4 th largest PBM on stand-alone   basis

[] Option value to create high growth services company with substantive unregulated cash flow

Aetna + Humana | July 3, 2015 Aetna Inc. 20

Agenda

[] Transaction Summary

[] Strategic Rationale

[] Financial Overview

[] Conclusion

Aetna + Humana | July 3, 2015 Aetna Inc. 21

Investment Highlights

[] Creates a diversified and comprehensive leader in the managed care industry
 [] Significantly improved membership base and revenue

[] Complementary businesses provide unique product diversification and
 geographic reach [] Combined platforms provide best-in-breed     provider and
 consumer capabilities [] Compelling synergy potential and operational efficiencies [] Highly attractive revenue and cash flow growth profile, with compelling operating EPS accretion projected [] Aetna has a proven track record of executing transformative M and A

Aetna + Humana are positioned to better serve members in a rapidly changing healthcare industry

Aetna + Humana | July 3, 2015 Aetna Inc. 22

Aetna + Humana at a Glance

Note: Membership as of March 31, 2015 . Combined Aetna + Humana metrics are estimated. See notes at end of presentation for additional disclosures on financial metrics. Some figures may not add due to rounding.
Aetna + Humana | July 3, 2015 Aetna Inc. 23

Purchase Price and Consideration

[] Purchase price of $230.11   per Humana share [] $125  per share in cash
 consideration [] $105.11   in shares of AET stock

[] Implied consideration mix: 54% Cash and 46% Stock

[] Premium of 29% based on Humana[]s unaffected trading price of $178.41   on
 May 28, 2015

[] Annual synergies of $1.25B   in 2018, second full year of transaction

[] Driven by increased efficiency from care management platform and reduced operating expenses

[] One-time  transaction-related   costs of $500  million, including $100
 million in 2015

[] Cumulative integration-related   costs of $1  billion through 2019

Aetna + Humana | July 3, 2015 Aetna Inc. 24

Compelling Synergy Potential

SG and A Network PBM

[]  Rationalize duplicative corporate  []  Humana members gain access to
 []  Potential to realize PBM synergies
    and administrative functions           Aetna[]s national network
   by optimizing PBM relationships
[]  Consolidate IT systems and         []  Potential enhancements to Aetna[]s
   across the combined membership
    administrative platforms               network in certain Humana
   base
[]  Elimination of duplicative public      geographies
 []  Maximize rebate recapture through
    company overhead costs             []  Conservative estimates for network
   increased script volumes
                                           and medical management synergies
 []  Currently excluding any PBM

   synergies for conservatism

Cost synergies will help drive our earnings and future growth

(1) Implied percentages exclude full year of Concentra SG and A and the HIF
Aetna + Humana | July 3, 2015 Aetna Inc. 25

Financial Impact

Note: Estimates based on current projections. Synergies, transaction and integration- related costs are pre - tax. See notes at end of presentation for additional disclosures on financial metrics.

Aetna + Humana | July 3, 2015 Aetna Inc. 26

Sources and Uses of Funds

The average interest rate on Aetna[]s transaction debt is projected to be ~3%, pre-tax

Note: Excludes transaction- related costs.

Aetna + Humana | July 3, 2015 Aetna Inc. 27

Cash Flow and Capital Management

Aetna[]s strong balance sheet is anticipated to deleverage rapidly based on strong cash flow characteristics, while maintaining attractive capital return

Note: Estimates are based on current projections. See notes at end of presentation for additional disclosures on financial metrics.
Aetna + Humana | July 3, 2015 Aetna Inc. 28

Key Steps for a Successful Integration

Integration Highlights Integration Timeline

[] Best of breed management, systems and processes

[] Centers of Excellence in Louisville and Hartford

[] Experienced integration team with proven track record of success in place

[] Finalized 100-day   integration plan prior to close, with pre-established
 performance milestones and operating goals

Aetna[]s proven integration track record gives us great confidence in our ability to execute on our plans

Aetna + Humana | July 3, 2015 Aetna Inc. 29

Case Study: $8.7 billion Coventry Acquisition

Aetna closed the Coventry acquisition on May 7, 2013

Largest acquisition in Aetna history

Largest multi- line MCO acquisition in the last decade

Successful integration

[] Over 4 million medical members [] Commercial, Medicare and Medicaid [] 21 State
 approvals + Department of Justice [] []Best-of-breed     [] Integration

Aetna + Humana | July 3, 2015 Aetna Inc. 30

Case Study: Coventry Integration Success

Deleveraging Commitment

Projection:

[] 35% debt / cap ratio two years post-close Actual:

[] 35% debt / cap ratio achieved 3Q14, three quarters ahead of projection [] $
 400 million of incremental debt to finance bswift

[] Moody[]s Upgrade in May 2015 citing []strong execution[]

Aetna + Humana | July 3, 2015 Aetna Inc. 31

Agenda

[] Transaction Summary

[] Strategic Rationale

[] Financial Overview

[] Conclusion

Aetna + Humana | July 3, 2015 Aetna Inc. 32

+ :
Creating a New Healthcare Leader

[] Aetna and Humana are positioned to better serve members in a rapidly changing managed care industry

[] Highly complementary assets, with Humana[]s Medicare focus and Aetna[]s
 Commercial presence [] Well diversified business portfolio [] Improved cost structure enabling the combined company to offer more competitive products to consumers [] Proven track record of successful integration execution and achievement of cost savings

[] Combined platform will drive stable, predictable growth

[] Combined 2015E Revenues of $115B  and EBITDA of over $8B

[] 8.7  million Commercial Insured Members and 4.4  million Medicare Advantage
 Members [] Diversified revenue base, with 56% from Government business [] Low
 double-digit   percent Operating EPS accretion projected by 2018 [] Compelling
 synergy potential, with $1.25B   projected in 2018

See notes at end of presentation for additional disclosures on financial metrics.
Aetna + Humana | July 3, 2015 Aetna Inc. 33

Notes

1. Projected operating revenue for Aetna excludes net realized capital gains or losses and other items, if any, from total revenue. Aetna is not able to project the amount of future net realized capital gains or losses or any such other items and therefore cannot reconcile projected operating revenue to projected total revenue in any period.

2. Projected operating earnings, projected operating earnings per share and projected EBITDA for Aetna exclude from net income attributable to Aetna net realized capital gains or losses, transaction and integration -related costs, amortization of other acquired intangible assets and other items, if any, that neither relate to the ordinary course of Aetna[]s business nor reflect Aetna[]s underlying business performance. Aetna is not able to project the amount of future net realized capital gains or losses or any such other items (other than estimated amortization of other acquired intangible assets and projected transaction and integration -related costs related to previous acquisitions and the proposed acquisition of Humana Inc.) and therefore cannot reconcile projected operating earnings to projected net income attributable to Aetna or projected operating earnings per share to projected net income attributable to
 Aetna per share in any period. Although the excluded items may recur, management believes that operating earnings and operating earnings per share provide a more useful comparison of Aetna's underlying business performance from period to period. Amortization of other acquired intangible assets relates to our acquisition activities. However, this amortization does not directly relate to the underwriting or servicing of products for customers and is not directly related to the core performance of Aetna[]s business operations. Net realized capital gains and losses arise from various types of transactions, primarily in the course of managing a portfolio of assets that support the payment of liabilities. However, these transactions do not directly relate to the underwriting or servicing of products for customers and are not directly related to the core performance of Aetna's business operations. In addition, management uses operating earnings to assess business performance and to make decisions regarding Aetna's operations and the allocation of resources among
 Aetna's businesses. Operating earnings is also the measure reported to the
 Chief Executive Officer for these purposes. Non -GAAP financial measures we disclose, such as operating earnings, operating earnings per share, EBITDA, and operating revenue, should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

Projected earnings and earnings per share and EBITDA for Humana excludes an expected one -time gain from the sale of Concentra and other items, if any.
 Humana management believes that these measures, when presented in conjunction with the comparable GAAP measures, are useful to both management and its investors in analyzing the company[]s ongoing business and operating performance. Consequently, Humana management uses these non -GAAP financial measures as indicators of business performance, as well as for operational planning and decision making purposes. Non -GAAP financial measures should be considered in addition to, but not as a substitute for, or superior to, financial measures prepared in accordance with GAAP.

Aetna +    Humana | July 3, 2015 Aetna Inc. 34

Notes (Continued)

3. Parent cash flow represents excess cash flow available to the parent after payment of estimated fixed charges, shareholder dividends, issuance and/or maturity of debt, and inclusive of estimated available cash from employee stock programs.

Aetna + Humana | July 3, 2015 Aetna Inc. 35